VIA EDGAR

February 18, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	NovaBay Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 30, 2010 File No. 001-33678

Dear Mr. Rosenberg:

On behalf of NovaBay Pharmaceuticals, Inc. (“NovaBay”) we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2011, with respect to NovaBay’s Form 10-K listed above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Our Target Indications and Product Candidates, page 4

1.  We note your response to prior comment one that confidential treatment requests have been granted with respect to your agreements with Alcon and Galderma.  However, with respect to royalty rates, we are not looking for disclosure of the exact royalty rates, but we are looking for disclosure of a range of royalty rates within a ten percent range.  That range of royalty rates is material information that needs to be disclosed and is not the subject of a confidential treatment request.  With respect to milestone payments, we are not looking for a disclosure of individual milestone payments, but we are looking for disclosure of aggregate milestones.  We note that section 8.4 of the Collaboration and License Agreement with Galderma, which discusses milestones payable, states, “the maximum amount payable by Galderma to NovaBay pursuant to this Section 8.4 for Acne products is $30,000,000 and for Impetigo Products is $12,750,000,”  and that these aggregate amounts were not redacted from the agreement.  Please provide draft disclosure to be included in your 2010 Form 10-K describing the range of royalty rates for your agreements with Alcon and Galderma and aggregate milestones payable under the Galderma agreement.

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

Response:

Alcon agreement:

We intend to add the following wording to our disclosures in our 2010 Form 10-K:

“On November 18, 2010 Alcon extended the funding term to December 31, 2015, subject to earlier termination of the agreement at Alcon’s election, with six months prior written notice.  The collaboration also calls for Alcon to pay for all developmental and clinical costs.  NovaBay has the potential to receive up to $70 million in milestones from Alcon, and royalties ranging in single digits on net sales of products once commercialized.”

Galderma agreement:

We intend to add the following wording to our disclosures in our 2010 Form 10-K:

“NovaBay has the potential to receive up to $62 million in predetermined fees, including milestones and personnel reimbursement, with additional funding available to cover product and clinical development.  We are entitled to royalties ranging from 10% to 30% on cumulative net sales of products once commercialized, subject to some reductions based on any development costs incurred directly by Galderma.”

Item 7. Management’s Discussion and Analysis
Results of Operations
Comparison of Years Ended December 31, 2009, 2008 and 2007
Research and Development, page 33

2.  Refer to your response to prior comment three, and address the following:

•	Disclose that you have not historically maintained research and development costs by program, and disclose why you have not maintained such costs by program;

•	Disclose that you are beginning to set up such tracking on your research and development programs to allow for tracking within each program on a go forward basis; and

•	Disclose the date at which you will begin tracking and disclosing research and development costs by program.

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

Response:

We intend to add the following disclosure to our 2010 Form 10-K:

”At the end of 2010 NovaBay adopted a strategy of focusing on specific healthcare markets as we develop our compounds.  NovaBay is developing commercial opportunities for its portfolio of anti-infectives Aganocide compounds in four distinct healthcare markets: dermatology, ophthalmology, urology and hospital infections. Each of these market segments are underserved by current products.  Therefore there is a substantial market potential for improved treatments.  NovaBay’s strategy is to address these market opportunities either through partnerships and collaborations or by building an internal organization to strategically market its own products.

Historically, as we were developing our focus, we did not track our research and development costs by market or indication.  Our research and development efforts crossed multiple programs and our programs were not clearly defined, making the tracking of program costs impractical.  During 2011, we are setting up processes to allow us to track our costs based on these four specific healthcare markets and we plan to begin providing investors with detailed financial information relating to our efforts in each of these markets in 2012.”

Notes to Consolidated Financial Statements
Note 9. Stockholders’ Equity
Stock Warrants, page 58

3.  Refer to your response to prior comment four.  Regarding your analysis of ASC 815-40-25-11, you state that the contract does not specify that NovaBay must deliver registered shares.  In general, warrants issued in a public offering are required to settle in registered shares, and net cash settlement of the contract is assumed unless otherwise specified in the contract.  It appears that section 14 of the warrant agreement does not absolve the Company from its obligation to net cash settle in all instances given that section 14 excludes section 1(c).  Please provide us your accounting analysis demonstrating why section 1(c) does not require net cash settlement and therefore recording the warrants as a liability and marking them to fair value at each balance sheet date through charges or credits to the statement of operations.

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

Response:

Under the Warrant Agreement, the warrant holder has only two settlement alternatives. The holder may cash exercise the warrant if a registration statement is effective and available for the sale of the shares issuable upon exercise of the warrant at the time of exercise (or an exemption for the sale is available).1  Otherwise, the holder may do a cashless exercise of the warrant and receive shares pursuant to Section 1(d) of the Warrant Agreement, in which case no registration is required.2 The issuance of shares in the cashless exercise qualifies for the exception referred to in ASC 815-40-25-11, which is ASC 815-40-25-16, because: a) the net share settlement results in the delivery of shares issued upon the net exercise of warrants that were sold pursuant to the original registration statement in August 2009; and b) there are no further timely filing or registration requirements.

The two settlement alternatives under the Warrant Agreement are both within the control of the Company, and both result in the delivery of shares pursuant to a registered sale transaction.3  Furthermore, as stated in Section 14, the Company and the warrant holder agree that the Company has no obligation to net cash settle unless it fails to deliver shares pursuant to Section 1(c). Section 1(c) merely requires a delivery of shares within 3 days of exercise.  This is an administrative function which is within the control of the Company.

* * * *
In addition, NovaBay acknowledges:

•	NovaBay is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NovaBay may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1 Per Section 1(a) of the Warrant Agreement, “...this Warrant may be exercised ... if ... a registration statement ... is effective and available ... or an exemption ... is available ....”

2 In a net exercise, no registration statement is required because the issuance is pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.  Section 3(a)(9) exempts from registration the issuance of one security (the shares) solely in exchange for another security (the warrant), solely with the Company’s securityholders (the warrantholders).

3 In the case of a net exercise, the delivery is of shares is not a registered sale transaction, but rather is pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, in exchange for the warrant which was issued in a registered sale transaction.

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800

Please do not hesitate to call me at (510) 899-8809, if you have any questions or would like any additional information regarding this matter.

Sincerely,

NovaBay Pharmaceuticals, Inc.

By:	/s/ Thomas J. Paulson
Thomas J. Paulson
Chief Financial Officer

cc:	Ron Najafi, Chairman and Chief Executive Officer
Brett White, Cooley LLP

NOVABAY PHARMACEUTICALS, INC.
5980 Horton Street, Suite 550, Emeryville, CA 94608 T: 510-899-8800